1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Alexander C. KarampatSos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

August 14, 2025

VIA EDGAR

Ms. Christina DiAngelo Fettig

Ms. Soo Im-Tang

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	iDirect Multi-Strategy Fund, LLC

Registration Statement on Form N-2
File Nos. 333-284656 and 811-24047

Dear Ms. DiAngelo Fettig and Ms. Im-Tang:

This letter responds to a comment that Ms. DiAngelo Fettig conveyed in a telephonic discussion with Alexander C. Karampatsos and Monica R. Patel on August 6, 2025, comments that Ms. Im-Tang conveyed in a telephonic discussion with Mr. Karampatsos and Ms. Patel on August 8, 2025 and comments that Ms. Im-Tang conveyed in a telephonic discussion with Ms. Patel on August 11, 2025, with respect to Pre-Effective Amendment No. 2 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 23, 2025 on behalf of iDirect Multi-Strategy Fund, LLC (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 3 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

Accounting Comments

Prospectus

Cover Page

1.	Comment: The Registration Statement states that an investor in Class A Shares is expected to pay offering expenses in the amount of 0.31% on the amount it invests but earlier disclosure states that the Fund’s estimated organizational and initial offering expenses are $948,079. Please supplementally explain the calculation that led to the 0.31% disclosure.

Response:        The Fund submits that the $948,079 amount represents estimated initial organizational and offering expenses to be borne by the Fund while the 0.20%, which has been updated from 0.31% previously, represents only offering expenses to be borne by an investor in Class A Shares on the amount they invest, assuming $400,000,000 in Fund assets.

Summary of Fees and Expenses

2.	Comment: Please supplementally confirm that the Fund does not intend to incur borrowing expenses within the first year from the commencement of its public offering.

Response:        The Fund so confirms.

3.	Comment: In connection with Footnote 5 to the “Annual Fund Expenses” table, please supplementally explain the amount of organizational and offering costs assumed for purposes of calculating the “Other Expenses.”

Response:        The Fund notes that the “Other Expenses” item includes the organizational and offering expenses expected to be incurred during the current fiscal year. A significant portion of the Fund’s organizational and offering expenses had been expensed to the Fund prior to the filing of Pre-Effective Amendment No. 2.

Financial Statements (For the period ended May 31, 2025 (Unaudited))

4.	Comment: On Page 2 under the “Statement of Assets and Liabilities” section, please supplementally explain whether the “Receivable due from Adviser” item under assets has been currently settled. See IM Dear CFO 1999-02 Letter.

Response:        The Fund currently expects that this receivable will be settled by August 22, 2025.

5.	Comment: Please define the beginning of the period presented for the “Statement of Operations,” “Statement of Changes in Net Assets,” “Statement of Cash Flows” and “Statement of Financial Highlights” sections.

Response:        The Fund has revised the unaudited financial statements to note that the period began on April 1, 2025.

Audited Financial Statements on Form N-CSR (For the fiscal period ended March 31, 2025)

6.	Comment: On page 17 under the “Notes to Financial Statements” section, the disclosure describes a management fee waiver prior to the earlier of one year from the first Subscription Date or the Closed-End Fund Conversion. Please supplementally confirm if this fee waiver is subject to recapture.

Response:        The Fund confirms that the management fee waiver is not subject to recapture.

7.	Comment: On page 18 under the “Notes to Financial Statements” section, the disclosure describes a reimbursement to the Fund presented as an expense offset. Please supplementally confirm if this reimbursement is subject to recapture.

Response:        The Fund notes that the reimbursement is subject to recapture with respect to the portion of the reimbursement made on or after January 31, 2025, the date the Fund registered as an investment company under the 1940 Act. This is consistent with the terms of the Amended and Restated Expense Limitation and Reimbursement Agreement that is filed as an exhibit to the Registration Statement.

Legal Comments

Prospectus

Cover Page

8.	Comment: Please add bullet points to the cover page that address the risks of investing in hedge funds (i.e., risks related to illiquidity, indirect fees, valuation, limited operating histories and limited information regarding underlying investments) and include cross reference to risk disclosure later in the prospectus on hedge fund investments.

Response:         The Fund has revised the disclosure in accordance with this comment.

Prospectus Summary – Risk Factors

9.	Comment: In the “Expenses.” risk factor or elsewhere more appropriate, please: (a) disclose the types of fee structures associated with investments in a Portfolio Fund (including performance-related compensation) and how those fees will affect the Portfolio Fund’s performance; (b) disclose the effects of the layering of fees on the Fund’s performance, including the effect of indirect fees of the Portfolio Funds; and (c) consider disclosing or quantifying the effect of Portfolio Fund performance fees on the Fund’s performance, including the effect of paying performance fees for certain of the Portfolio Funds with positive performance despite the fact that other Portfolio Funds or the net performance of the Fund itself may be negative.

Response:        The Fund has revised the disclosure in accordance with this comment. With respect to (c), the Fund has considered the Staff’s request and has included disclosure on the potential effect of Portfolio Fund performance fees on the Fund’s performance.

10.	Comment: In the “Distributions In-Kind.” risk factor, also disclose the impact of in-kind distributions on the Fund’s fees, performance and liquidity. Please clarify if the in-kind distributions of securities are in reference to payment-in-kind distributions (as well as underlying equity, debt or credit securities). If so, please state that and explain the risks related to payment-in-kind distributions.

Response:        The Fund notes that the in-kind distributions of securities are in reference to underlying equity, debt or credit securities. The Fund has revised the disclosure in accordance with this comment.

11.	Comment: In the “Additional Tax Considerations.” risk factor, please consider disclosing risks around tax considerations when investing in private funds that invest in non-qualifying income and how it may impact the Fund’s RIC status.

Response:         The Fund has revised the disclosure in the “Special Tax Risks.” risk factor in accordance with this comment.

Types of Investments and Related Risks – Risks Related to Interests in the Portfolio Funds

12.	Comment: To the extent appliable, please disclose any liquidity and illiquidity of the Portfolio Funds.

Response:        The Fund has revised the disclosure in accordance with this comment.

13.	Comment: Please disclose that the Portfolio Funds in which the Fund invests (as compared to registered funds) are not limited by the 1940 Act in how they invest their assets (i.e., leverage, transactions with affiliates) and that the Portfolio Funds’ investments may impact the strategies, risks and costs of and for the Fund itself. Please also disclose that shareholders may or will have limited information about the Portfolio Funds in which the Fund is investing, including with respect to the Portfolio Funds’ holdings, liquidity and valuation.

Response:        The Fund has revised the disclosure in accordance with this comment.

Types of Investments and Related Risks – Other Risks

14.	Comment: In the “Repurchase Risks.” risk factor, please disclose the conditions under which the suspension of repurchase offers may be done, consistent with the tender offer rules, or please delete this disclosure.

Response:        The Fund has revised the disclosure in accordance with this comment.

Fund Expenses

15.	Comment: The Staff notes that the disclosure references side letters between the Fund and the Portfolio Funds. Please disclose that: (a) none of side letters have or will have the effect of creating different investment terms in the Fund and primarily, or will primarily, address administrative, tax and other operational matters; (b) neither the Fund and/or the Adviser have entered, or will enter, into side letters with shareholders related to their investment in the Fund that contravene applicable law, including the 1940 Act and the Investment Advisers Act of 1940; (c) the Adviser will not provide selective investors or others with information that would allow those investors to benefit at the Fund’s expense; and (d) the Fund will not make selective disclosure of material information, including portfolio holdings of the Fund.

Response:        The Fund notes that the side letters are with Portfolio Funds and not the Fund’s shareholders. Nevertheless, the Fund has revised the disclosure in accordance with this comment.

16.	Comment: The Staff notes that the disclosure references “the Fund’s side letters, if any, with the Portfolio Funds.” Please update this reference to disclose that the Fund will enter into side letters with the Portfolio Funds.

Response:         The Fund has revised the disclosure in accordance with this comment.

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Should you have any questions or comments, please contact the undersigned at 202.261.3402.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos